FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

Press Release issued on May 12, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82

N/A

EUROTEL BRATISLAVA REPORTS RECORD EBITDA

IN FIRST QUARTER 2003

•	Mobile service revenues increased 25% to Sk2.2 billion in first quarter 2003
•	Average revenue per user increased over 3% compared to first quarter 2002
•	1,312,570 mobile customers at the end of first quarter 2003, a 17% increase over first quarter 2002
•	EBITDA margin increased to 43.4% up from 28.4% in first quarter 2002
•	EBITDA increased 81% in first quarter 2003 to Sk1,074 million

Slovakia, Bratislava, May 12, 2003—EuroTel Bratislava a.s. (“EuroTel,” the “Company,” or “we”), a leading telecommunications company in the Slovak Republic, today announced earnings before interest, taxes, depreciation and amortization (EBITDA) of Sk1,074 million (Euro 25.91 million) for the quarter ended March 31, 2003, a 81.3% improvement over EBITDA of Sk592 million (Euro 14.21 million) for the first quarter of 2002. The Company’s EBITDA margin (EBITDA divided by total revenues) came in at 43.4% for first quarter 2003 compared to 28.4% in the same period of 2002.

EuroTel also announced that it ended the first quarter of 2003 with 1,312,570 customers, a 17% increase compared to the customer count at the end of March 31, 2002.

Net customer additions were 14,108, a 86% decrease over the 101,753 net customer additions in the same period of last year.

EuroTel’s CEO Robert Chvátal said: “In the first quarter of 2003, we continued to achieve net growth in our customer base, albeit at a slower pace than last year. This confirms our outlook that mobile penetration in the Slovak Republic is approaching saturation, but we still believe that there is room for growth in the industry. We have been able to drive our revenue up by increasing average revenue per user (ARPU) by 3.3% in the first quarter of 2003 over the same period of last year.”

Ivan Bošňák, EuroTel’s Chief Financial Officer, noted: “We are happy with our financial results for the first quarter of 2003. We achieved 25% increase in mobile service revenues over the same period last year and continued to deliver strong margins, which is a result of decelerated customer base growth and continued efforts to control costs.”

[1]	Unless otherwise noted, all monetary figures are in Slovak Crowns (Sk).

At March 31, 2003, Euro 1 = Sk41.426. At March 31, 2002, Euro 1 = Sk41.772.

(Source: National Bank of Slovakia) Euro amounts are presented as convenience translations only.

Operating Performance

EuroTel’s 25.1% increase in mobile service revenues for the first quarter of 2003 over the same period of 2002 was primarily driven by growth in both our postpaid and our prepaid customers, as well as by an increase of our customers’ ARPU.

Postpaid ARPU decreased from Sk1,647 in the first quarter of 2002 to Sk1,589 in the same period of 2003, however, prepaid ARPU increased from Sk214 to Sk243 during the same period. The blended ARPU increased from Sk546 to Sk564 as our marketing initiatives were successful in stimulating both voice and SMS traffic per average user.

As of March 31, 2003, the Company had 1,312,570 mobile customers, comprised of 313,550 GSM postpaid subscribers, 995,323 GSM prepaid customers and 3,697 NMT subscribers. This represents an increase of 16.9% from the 1,123,048 total mobile customers the Company had at March 31, 2002.

Total revenues, including revenues related to mobile equipment and other sales, as well as revenues from managed data network services, increased by 18.5% to Sk2,475 million in the first quarter of 2003. Our cost of sales and services for the first quarter of 2003 decreased by 9.9% to Sk920 million; the mobile service cost of sales went up by 15.5%, while the cost of mobile equipment and other cost of sales decreased by 36.4%.

First quarter 2003 gross profit increased by 45.7% to Sk1,555 million. Gross profit margin for the period increased to 62.8%, from 51.1% in the first quarter of 2002. This increase in gross profit margin was mainly due to higher revenues from mobile services as a result of the increased customer base, but also due to tighter control of acquisition costs. Prepaid acquisition costs per added customer declined to Sk196 from Sk474. Postpaid acquisition cost per added customer also decreased to Sk3,838 from Sk4,399 over the same period.

The Company reported an operating profit of Sk633 million for the first quarter of 2003, compared with an operating profit of Sk185 million for the same period of the previous year. The increase in operating profit was primarily due to accelerating growth in revenue and weaker growth in our customer base, as well as efficiencies achieved in the area of operating expenses.

The Company incurred finance costs of Sk153 million compared to Sk95 million in the first quarter of 2002. This increase in finance costs was primarily due to lower foreign exchange gains and lower interest income. Foreign exchange gains in the first quarter are the result of the appreciation of the Slovak Crown against the Euro, which is the currency in which all our borrowings are denominated.

On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003 respectively, EuroTel entered into four Euro/Sk cross-currency interest rate swaps to hedge its exposure to the Euro/Sk exchange rate risk in connection with the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of its EUR denominated long term notes. The interest expense on borrowings increased due to the higher hedged exchange rate used, which resulted from these cross-currency interest rate swaps aimed at hedging 100% of our exposure to Euro/Sk exchange rate risk in connection with the aforementioned interest payments.

EuroTel recorded a net income of Sk358 million in the first quarter of 2003 compared with a net income of Sk73 million in the first quarter of 2002.

Financial Condition

Debt.  Gross debt as of March 31, 2003 totaled Sk6.6 billion (Euro 160 million) and consisted solely of the EUR denominated Senior Guaranteed Notes due 2007.

On March 23, 2000, the Company’s financing subsidiary, Slovak Wireless Finance Company B.V., issued seven-year Senior Guaranteed Notes at a coupon rate of 11.25% for total gross proceeds of Euro 175 million. Euro 90.5 million of the proceeds were used to pay down then-existing bank debt. The remaining net proceeds were, and currently continue to be, used to fund network expansions, customer acquisitions, costs relating to our UMTS license and general corporate purposes.

In April 2001, the Company finalized an increase in ordinary share capital by capitalizing all outstanding shareholder loans and accrued interest then outstanding in an aggregate value of Sk3,059 million.

During the second half of 2001, EuroTel repurchased Euro 15 million of the Senior Guaranteed Notes in a series of open-market transactions for a total net consideration of Sk687 million. As a result, EuroTel’s gross debt decreased to Euro 160 million as of October 31, 2001.

Capital Expenditures.  EuroTel invested Sk605 million in property, plant and equipment in the first quarter of 2003, up from Sk565 million in the same period of the previous year. The increase primarily reflects the cost of expansion of our mobile service coverage in selected locations as well as the capacity added to better serve our growing customer base.

Liquidity.  During the first quarter of 2003, the Company funded its operations, capital expenditures and handset purchases with internally generated cash flow as well as a portion of the proceeds from its March 2000 bond offering. Cash on hand at the end of the quarter was Sk980 million. Short term investments were maintained at Sk1,844 million. In the first quarter of 2003, the Company generated positive free cash flow (net cash from operating activities and from the disposal of property and equipment; less capital expenditure) of Sk307 million as compared to negative free cash flow of Sk380 million in the same period of the previous year. This was mainly attributable to the accelerating growth in revenue and to positive developments in working capital management.

Other Developments

GPRS roaming.  On February 4, 2003, EuroTel launched its GPRS roaming service, which allows EuroTel customers to use their GPRS on-line connection to access their e-mails, intranets and the Internet in certain destinations abroad without any additional settings.

Sending of SMSs via EuroTel’s portal www.e-zones.sk.  Since February 20, 2003, EuroTel redesigned the SMS services available to customers via its E-zones portal. The SMS limits per customer and the loyalty club options were increased and the billing options were adapted to be more user-friendly.

MMS roaming.  On February 7, 2003, EuroTel launched MMS roaming which allows all EuroTel’s customers to send MMS messages while abroad, using the networks of 5 roaming partners around Europe.

Award for EuroTel in Cannes.  EuroTel was nominated for an award in the category of “Operator and Community” for the “best product or service in the GSM world” by the GSM International Association in Cannes. The GSM services “250 SMS More” and “1000 SMS More” have simplified communication for the people with hearing disabilities.

Operating Highlights

Slovak Crowns (in millions)	First Quarter
	2003	2002	% Change
Revenues	2,475	2,088	18.5%
Gross Margin	1,555	1,067	45.7%
EBITDA	1,074	592	81.4%
Operating Profit	633	185	242.1%
Net Income	358	73	390.4%

	First Quarter
	2003	2002	% Change
Total Mobile Customers	1,312,570	1,123,048	16.9%
Net Mobile Customer Additions	14,108	101,753	(86.1)%
Average Monthly Churn	2.03%	1.07%	89.7%
Average Monthly billable Minutes of Use (MoU) per Customer	80	83	(3.6)%
Monthly ARPU	Sk564	Sk546	3.3%
Ending Number of Employees*	1,172	1,049	11.7%

*	Includes both full-time and temporary employees expressed as number of full-time equivalent employees, based on a 40 hour work week.

#  #  #

For more information, contact:

Ivan Bošňák	Can Önen
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x212
bosnaki@eurotel.sk	investor_relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of March 31, 2003, the Company’s GSM and NMT mobile networks covered approximately 97% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For the purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

Attached are Selected Consolidated Financial Information and Condensed Consolidated Balance Sheets of EuroTel for the three months ended March 31, 2003 and 2002, prepared in accordance with International Financial Reporting Standards, including International Accounting Standards and interpretations issued by the International Accounting Standards Board.

EUROTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF FIRST QUARTER 2003 WITH FIRST QUARTER 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	1Q03		1Q02		% Change
Revenues
Mobile service revenues	2,202,565		1,760,543		25.1%
Mobile equipment and other sales	149,814		212,879		(29.6)%
Managed data network service revenues	122,145		114,405		6.8%

Total revenues	2,474,524		2,087,827		18.5%

Cost of sales and services
Mobile service cost of sales	565,001		489,239		15.5%
Mobile equipment and other cost of sales	315,418		495,580		(36.4)%
Managed data network service cost of sales	39,254		35,705		9.9%

Total cost of sales	919,673		1,020,524		(9.9)%

Gross profit	1,554,851	62.8%	1,067,303	51.1%	45.7%

Operating expenses
Advertising, marketing and sales expense	134,682		102,327		31.6%
Depreciation and amortization	440,481		406,761		8.3%
Other operating expenses	346,627		372,722		(7.0)%

Operating profit	633,061		185,493		241.3%
Finance costs	(152,826)		(95,226)		60.5%
Taxes	(122,678)		(17,336)		607.6%

Net income	357,557		72,931		390.3%

EBITDA*	1,073,542		592,254		81.3%
EBITDA margin**	43.4%		28.4%		52.8%
SG&A as a % of revenue	19.5%		22.8%		(14.5)%

*	EBITDA—earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin—EBITDA divided by total revenues

EUROTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF FIRST QUARTER 2003 WITH FOURTH QUARTER 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	1Q03		4Q02		% Change
Revenues
Mobile service revenues	2,202,565		2,103,068		4.7%
Mobile equipment and other sales	149,814		277,356		(46.0)%
Managed data network service revenues	122,145		127,217		(4.0)%

Total revenues	2,474,524		2,507,641		(1.3)%

Cost of sales and services
Mobile service cost of sales	565,001		584,590		(3.4)%
Mobile equipment and other cost of sales	315,418		550,534		(42.7)%
Managed data network service cost of sales	39,254		31,892		23.1%

Total cost of sales	919,673		1,167,016		(21.2)%

Gross profit	1,554,851	62.8%	1,340,625	53.5%	16.0%

Operating expenses
Advertising, marketing and sales expense	134,682		153,964		(12.5)%
Depreciation and amortization	440,481		603,032		(27.0)%
Other operating expenses	346,627		363,419		(4.6)%

Operating profit	633,061		220,210		187.5%
Finance costs	(152,826)		(138,073)		10.7%
Taxes	(122,678)		(29,758)		312.3%

Net income	357,557		52,379		582.6%

EBITDA*	1,073,542		823,242		30.4%
EBITDA margin**	43.4%		32.8%		32.3%
SG&A as a % of revenue	19.5%		20.6%		(5.3)%

*	EBITDA—earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin—EBITDA divided by total revenues

EUROTEL CONDENSED CONSOLIDATED BALANCE SHEET

COMPARISON OF FIRST QUARTER 2003 WITH FIRST QUARTER 2002

(in thousands of Slovak Crowns)

Assets	1Q03	1Q02	% Change
Non-current assets
Property and equipment	6,616,708	5,470,035	21.0%
Licenses	476,020	657,884	(27.6)%
UMTS license prepayment	1,510,506	—	—
Deferred expenses and other long term assets	119,773	90,121	32.9%

	8,723,007	6,218,040	40.3%

Current assets
Inventories	236,855	291,120	(18.6)%
Receivables, prepayments and deferred expenses	1,194,820	1,035,775	15.4%
Current investments	1,843,555	3,158,579	(41.6)%
Cash and cash equivalents	979,881	998,120	(1.8)%

	4,255,111	5,483,594	(22.4)%

Total assets	12,978,118	11,701,634	10.9%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves/(accumulated deficit)	783,706	(75,357)	(1,140.0)%

	4,518,441	3,659,378	23.5%

Non-current liabilities
Long term notes	6,413,327	6,428,859	(0.2)%
Deferred revenues and other liabilities	115,556	66,684	73.3%
Deferred tax liability	318,822	57,165	457.7%

	6,847,705	6,552,708	4.5%

Current liabilities
Trade, other payables and deferred revenues	1,551,869	1,421,954	9.1%
Accrued interest—long term notes	4,142	4,177	(0.8)%
Provisions	55,961	63,417	(11.8)%

	1,611,972	1,489,548	8.2%

Total liabilities and equity	12,978,118	11,701,634	10.9%

EUROTEL CONDENSED CONSOLIDATED BALANCE SHEET

COMPARISON OF FIRST QUARTER 2003 WITH FOURTH QUARTER 2002

(in thousands of Slovak Crowns)

Assets	1Q03	4Q02	% Change
Non-current assets
Property and equipment	6,616,708	6,905,996	(4.2)%
Licenses	476,020	493,486	(3.5)%
UMTS license prepayment	1,510,506	1,510,506	—
Deferred expenses and other long term assets	119,773	122,938	(2.6)%

	8,723,007	9,032,926	(3.4)%

Current assets
Inventories	236,855	297,151	(20.3)%
Receivables, prepayments and deferred expenses	1,194,820	1,364,484	(12.4)%
Current investments	1,843,555	1,676,073	10.0%
Cash and cash equivalents	979,881	860,203	13.9%

	4,255,111	4,197,911	1.4%

Total assets	12,978,118	13,230,837	(1.9)%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves	783,706	430,435	82.1%

	4,518,441	4,165,170	8.5%

Non-current liabilities
Long term notes	6,413,327	6,450,732	(0.6)%
Deferred revenues and other liabilities	115,556	120,662	(4.2)%
Deferred tax liability	318,822	247,369	28.9%

	6,847,705	6,818,763	0.4%

Current liabilities
Trade, other payables and deferred revenues	1,551,869	2,004,356	(22.6)%
Accrued interest—long term notes	4,142	190,070	(97.8)%
Provisions	55,961	52,478	6.6%

	1,611,972	2,246,904	(28.3)%

Total liabilities and equity	12,978,118	13,230,837	(1.9)%

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.
Date: May 13, 2003

	By:	/s/ Robert Chvátal

Robert Chvátal
Chief Executive Officer

	By:	/s/ Ivan Bošňák

Ivan Bošňák
Chief Financial Officer